                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

                                 (RULE 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                  SYNAVANT INC.
                       (Name of Subject Company (Issuer))

                         JIVAGO ACQUISITION CORPORATION
                      (Names of Filing Persons (Offerors))

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   87157A105
                                 (CUSIP Number)

                                PIERRE MARUCCHI
                                   PRESIDENT
                                   CEGEDIM SA
                               116 RUE D'AGUESSEAU
                       92100 BOULOGNE BILLANCOURT, FRANCE
                              011 33 1 49 09 22 04

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy to:

                                 JOSEPH P. GALDA
                                HODGSON RUSS LLP
                                  ONE M&T PLAZA
                            BUFFALO, NEW YORK 14203
                                  716-848-1454

                           CALCULATION OF FILING FEE:


================================================================================
        TRANSACTION VALUATION*                  AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
             $36,541,987                            $2,956.25
--------------------------------------------------------------------------------

*     For purposes of calculating amount of filing fee only. This amount assumes
      (i) the purchase of all outstanding shares of common stock, par value $0.01 per share ("Common Stock"), of SYNAVANT Inc. (15,242,578 shares at April 12, 2003) at a purchase price of $2.30 in cash per share and (ii) the payment of cash in the amount of $2.30 in respect of each outstanding option and restricted stock unit to purchase shares of Common Stock with a per share exercise price or strike price that is less than $2.30 (733,214 shares at February 28, 2003) less the aggregate exercise price for all such options of $202,335.

** The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals .0000809 multiplied by the transaction value.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

      [X]  third-party tender offer subject to Rule 14d-1.

      [ ]  issuer tender offer subject to Rule 13e-4.

      [ ]  going-private transaction subject to Rule 13e-3.

      [ ]  amendment to Schedule 13D under Rule 13d-2.


Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

      This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by Jivago Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of CEGEDIM SA, a corporation organized under the laws of France ("CEGEDIM"), to purchase all outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of SYNAVANT Inc., a Delaware corporation (the "Company"), including the associated preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") at a purchase price of $2.30 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated April 18, 2003 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and
(a)(1)(B), respectively. This Schedule TO is being filed on behalf of Purchaser and CEGEDIM.

      All information set forth in the Offer to Purchase, including all schedules and annexes thereto, is incorporated by reference in answer to Items 1-9 and 11 in this Schedule TO, except as otherwise set forth below.

ITEM 10. FINANCIAL STATEMENTS.

      Not applicable.


ITEM 11. ADDITIONAL INFORMATION.

      (b) Other Material Information. The information set forth in the Letter of Transmittal attached hereto as Exhibit (a)(1)(B) is incorporated herein by reference.

ITEM 12. MATERIALS TO BE FILED AS EXHIBITS.


(a)(1)(A)     Offer to Purchase dated April 18, 2003

(a)(1)(B)     Letter of Transmittal

(a)(1)(C)     Notice of Guaranteed Delivery

(a)(1)(D)     Guidelines for Substitute Form W-9

(a)(1)(E) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F) Letter to Clients for Use by Brokers, Dealers, Trust Companies, Commercial Banks and Other Nominees

(a)(1)(G) Summary Newspaper Advertisement published in The Wall Street Journal on April 18, 2003

(a)(1)(H) Press Release issued by CEGEDIM dated April 14, 2003 (incorporated herein by reference to the Tender Offer Statement on Schedule TO, dated April 15, 2003)

(b)           Not applicable.

(d)(1) Agreement and Plan of Merger, dated as of April 12, 2003, among CEGEDIM, Purchaser and the Company (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated April 14, 2003)

(d)(2) Confidentiality Agreement dated March 24, 2002 between the Company and CEGEDIM

(d)(3) Letter Agreement dated March 13, 2003 between CEGEDIM, IMS Health Incorporated, and the Company and Amendment thereto dated April 10, 2003.

(d)(4) Non-Competition Agreement dated March 14, 2003 between CEGEDIM and IMS Health Incorporated, and First Amendment thereto dated April 10, 2003 between CEGEDIM and IMS Health Incorporated.

(g)            Not applicable.

(h)            Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

      Not applicable.

                                   SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2003


                                    Jivago Acquisition Corporation

                                    By: /s/ Pierre Marucchi
                                        -------------------
                                    Name: Pierre Marucchi
                                    Title: President

                              INDEX OF EXHIBITS


EXHIBIT NO.                                DOCUMENT
-----------                                --------
(a)(1)(A)      Offer to Purchase dated April 18, 2003

(a)(1)(B)      Letter of Transmittal

(a)(1)(C)      Notice of Guaranteed Delivery

(a)(1)(D)      Guidelines for Substitute Form W-9

(a)(1)(E) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(F)      Letter to Clients for Use by Brokers, Dealers, Trust
               Companies, Commercial Banks and Other Nominees

(a)(1)(G)      Summary Newspaper Advertisement published in The Wall Street
               Journal on April 18, 2003

(a)(1)(H)      Press Release issued by CEGEDIM dated April 14, 2003
               (incorporated herein by reference to the Tender Offer Statement on Schedule TO, dated April 15, 2003)

(b)            Not applicable.

(d)(1)         Agreement and Plan of Merger, dated as of April 12, 2003, among
               CEGEDIM, Purchaser and the Company (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K dated
               April 14, 2003)

(d)(2)         Confidentiality Agreement dated March 24, 2002 between the
               Company and CEGEDIM

(d)(3)         Letter Agreement dated March 13, 2003 between CEGEDIM, IMS
               Health Incorporated, and the Company and Amendment thereto dated
               April 10, 2003.

(d)(4) Non-Competition Agreement dated March 14, 2003 between CEGEDIM and IMS Health Incorporated, and First Amendment thereto dated
               April 10, 2003 between CEGEDIM and IMS Health Incorporated.

(g)            Not applicable.

(h)            Not applicable.